SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOMX INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

09090D103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Jonathan Solomon

Chief Executive Officer

22 Einstein St., Floor 4

Ness Ziona, Israel 7414003

Telephone: (+972) 72-394-2377

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard E. Berkenblit, Esq.

Sullivan & Worcester LLP

One Post Office Square

Boston, MA 02109

Tel: (617) 338-2800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2023, as amended and supplemented by Amendment No. 1 filed with the SEC on November 28, 2023 (as amended and supplemented, the “Schedule TO”), by BiomX Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 1,541,380 shares of the Company’s common stock held by certain eligible employees, whether vested or unvested, granted under The Chardan Healthcare Acquisition Corp. 2019 Omnibus Long-term Incentive Plan, as amended, with an exercise price per share greater than (i) $0.69 and (ii) the closing price of the Company’s common stock on the NYSE American Stock Market on the expiration date of this Exchange Offer, that are outstanding at the start of this Exchange Offer and remain outstanding and unexercised through the expiration of the Exchange Offer (the “Eligible Options”). These Eligible Options were eligible to be exchanged for new stock options upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, attached hereto as Exhibit (a)(1)(A).

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. This Amendment amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment should be read in conjunction with the Schedule TO, and the exhibits filed therewith. All terms used herein have the same meaning as in the Schedule TO.

Item 4. Terms of the Transaction.

(a)	Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The Offer to Exchange expired at 11:59 p.m., Israel Time, on December 11, 2023. Pursuant to the Offer to Exchange, as of the expiration of the Offer to Exchange, an aggregate of 39 Eligible Employees elected to exchange Eligible Options and the Company accepted for exchange Eligible Options to purchase an aggregate of 1,508,280 shares of the Company’s common stock, representing approximately 98% of the total number of shares of the Company’s common stock underlying the Eligible Options. All surrendered Eligible Options were cancelled and, subject to the terms and conditions of the Offer to Exchange, the Company granted New Options to purchase an aggregate of 694,871 shares of the Company’s common stock in exchange for the tendered Eligible Options. The exercise price per share of the New Options granted pursuant to the Offer to Exchange was $0.2749 per share, which is equal to the closing price per share of the common stock on NYSE American LLC on December 11, 2023, the new option grant date. The vesting terms of the New Options are described in detail in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOMX INC.

/s/ Jonathan Solomon
Jonathan Solomon
Chief Executive Officer

Date: December 12, 2023

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